	EXHIBIT 12.1
	SEMPRA ENERGY
	COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
	AND PREFERRED STOCK DIVIDENDS
	(Dollars in millions)

	2012	2013	2014	2015	2016	March 31, 2017
Fixed charges and preferred stock dividends:
Interest	$601	$620	$636	$677	$701	$185
Interest portion of annual rentals	2	2	3	2	3	—
Preferred dividends of subsidiaries(1)	6	6	1	2	2	1
Total fixed charges	609	628	640	681	706	186
Preferred dividends for purpose of ratio	—	—	—	—	—	—
Combined fixed charges and preferred dividends for purpose of ratio	$609	$628	$640	$681	$706	$186
Earnings:
Pretax income from continuing operations before
adjustment for income or loss from equity investees	$1,255	$1,399	$1,443	$1,600	$1,824	$752
Add:
Total fixed charges (from above)	609	628	640	681	706	186
Distributed income of equity investees	50	51	61	83	53	17
Less:
Interest capitalized	53	23	40	69	90	16
Preferred dividends of subsidiaries(1)	6	6	1	2	2	1
Total earnings for purpose of ratio	$1,855	$2,049	$2,103	$2,293	$2,491	$938
Ratio of earnings to combined fixed charges
and preferred stock dividends	3.05	3.26	3.29	3.37	3.53	5.04

Ratio of earnings to fixed charges	3.05	3.26	3.29	3.37	3.53	5.04

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.